Mail Stop 4561

June 2, 2006

David M. Sankaran
Senior Vice President and
Chief Financial Officer
Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121

      Re: Accelrys, Inc.
                Form 10-K for the Fiscal Year Ended
                March 31, 2005
                Filed June 13, 2005
                File No. 000-27188

Dear Mr. Sankaran:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief